Exhibit 99.1
Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR
YEAR END AND FOURTH QUARTER FISCAL 2008

- Quarter Highlighted by Regulatory Approval of Once-Daily Tramadol in the U.S and FDA Acceptance of NDA for Novel Treatment for Depression  -

LAVAL, Quebec (February 26, 2009) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its results for the fourth quarter and year ended December 31, 2008.  All figures are in Canadian dollars unless otherwise stated.

“With our first product about to be rolled out in the world’s largest pharmaceutical market, our second under consideration for regulatory approval by the FDA and our third undergoing a Phase III study, 2009 will be an eventful year with a series of value-driving milestones.” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.

Labopharm’s key milestone events in 2009 include:
•	Launch of its once-daily tramadol product in the U.S. during the second quarter;
•	The PDUFA date for its novel trazodone formulation on July 18; and
•	Results of the Phase III clinical trial for its twice-daily tramadol-acetaminophen formulation during the first half of the year.

Financial Summary

Revenue from product sales of Labopharm’s once-daily tramadol for the fourth quarter of fiscal 2008 increased to $3.3 million from $1.6 million for the fourth quarter of fiscal 2007.  Adjusted gross margin for the fourth quarter of fiscal 2008 increased to 51.8% from 43.5% for the fourth quarter of fiscal 2007, primarily due to higher average selling prices.  Research and development expenses, net of research and development tax credits, for the fourth quarter of fiscal 2008 were $5.2 million compared with $6.3 million for the fourth quarter of fiscal 2007.  Selling, general and administrative expenses for the fourth quarter of fiscal 2008, were $10.6 million compared with $4.5 million for the fourth quarter of fiscal 2007 and included an accrual of $4.8 million for the Company’s share of litigation costs related to patent enforcement following approval of its once-daily tramadol product in the U.S.  Net loss for the fourth quarter of fiscal 2008 was $14.7 million, or $0.26 per share, compared with $10.0 million, or $0.18 per share, for the fourth quarter of fiscal 2007.

Key Developments for the Fourth Quarter

Once-Daily Tramadol Product Approved in the U.S. - Labopharm’s once-daily tramadol product received regulatory approval from the U.S. Food and Drug Administration (FDA) on December 30, 2008. The Company expects its product, which will be marketed under the brand name RYZOLT®, to be launched by its marketing partner, Purdue Pharma L.P., in the second quarter of 2009.

NDA For Novel Trazodone Formulation Accepted For Review and Filed by FDA/Company in Ongoing Discussions for U.S. Marketing Partnership - Labopharm’s New Drug Application (NDA) for its novel trazodone formulation was accepted for review and filed by the U.S. Food and Drug Administration (FDA) with an action date under the Prescription Drug User Fee Act (PDUFA) of July 18, 2009.  The Company is in ongoing discussions with potential marketing partners towards establishing a licensing and distribution agreement for the United States.

Enrolment Completed for Phase III Clinical Trial for Twice-Daily Tramadol-Acetaminophen Formulation - Labopharm completed enrolment for its North American Phase III clinical trial for its twice-daily formulation of tramadol-acetaminophen (study 06CCL3-001).  The Company expects to report the results of the study in the coming weeks.  The Company is in discussion with potential marketing partners towards establishing licensing and distribution agreements for the U.S. and other key markets globally.

Other Recent Developments

Once-Daily Tramadol

Market Share in Canada Increases to 36% - Market share for Labopharm’s product in Canada continued to grow, reaching 36% for the month of January 2009.

In-Market Sales in Europe Exhibit Strong Year-Over-Year Growth - In-market sales of Labopharm’s product in major European markets1 for 2008 grew 72% to more than 27 million standard units compared to 2007.  Labopharm’s product was the best selling once-daily tramadol product in these markets1 in 2008 with 44% share of the market2, up from a 30% share in 2007.

Product Launched in Israel - Labopharm’s once-daily tramadol product was launched in Israel by its marketing partner for that country, Dexcel Pharma Technologies Ltd.

Established Marketing Partnerships for Three Additional Countries - Labopharm signed licensing and distribution agreements for three additional countries:  Brazil, Denmark and Switzerland.

Abuse Deterrent Platform

Preparing to Initiate Clinical Studies for a Widely Misused Combination Pain Drug - Labopharm is preparing to enter the clinic in the first half of 2009 with an abuse deterrent formulation of a widely prescribed pain drug. The Company has completed pre-clinical, proof-of-principle studies of its platform using once-daily tramadol as a safe representative of the controlled-release opioid class of drugs. The positive results of the pharmacokinetic study demonstrated controlled-release characteristics and bioequivalence to once-daily tramadol and the in vitro studies demonstrated misuse and abuse deterrent characteristics.

1 Includes France, Germany, the United Kingdom, Spain and Italy.
2 Labopharm's target market in Europe consists of the market for immediate-release, twice-daily, once-daily and drop formulations of tramadol.

Financial Results

Three-Month Period Ended December 31, 2008

Revenue for the fourth quarter of fiscal 2008 increased to $4.4 million from $2.6 million for the fourth quarter of fiscal 2007.  Revenue from product sales increased to $3.3 million from $1.6 million for the fourth quarter of fiscal 2007.  The increase in revenue from product sales was the result of higher sales volumes and higher average selling prices in the fourth quarter of fiscal 2008

Adjusted gross margin (as a percentage of revenue from product sales) for the fourth quarter of fiscal 2008 increased to 51.8% from 43.5% for the fourth quarter of fiscal 2007.  Adjusted gross margin for the fourth quarter of fiscal 2008 excludes the reversal of $150,000 of previously recorded write downs while adjusted gross margin for the fourth quarter of fiscal 2007 excludes the reversal of $390,000 of expenses previously recorded in 2007, primarily related to the U.S. pre-launch inventory.  The increase in adjusted gross margin was due primarily to a higher average selling price.

Licensing revenue for the fourth quarter of fiscal 2008 was $1.2 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol.  Licensing revenue for the fourth quarter of fiscal 2007 was $1.1 million.

Research and development expenses, before research and development tax credits, for the fourth quarter of fiscal 2008 were $4.2 million compared with $7.9 million for the fourth quarter of fiscal 2007.  The decrease was primarily the result of lower costs related to clinical trial activity in the fourth quarter of fiscal 2008.  Research and development tax credits for the fourth quarter of fiscal 2008 were negative $1.0 million, the result of the Company’s change in tax planning strategy.   Research and development tax credits for the fourth quarter of fiscal 2007 were $1.6 million.

Selling, general and administrative expenses for the fourth quarter of fiscal 2008 were $10.6 million compared with $4.5 million for the fourth quarter of fiscal 2007.  The increase is primarily the result of the accrual of $4.8 million for the Company’s share of litigation costs incurred by Purdue Pharma to enforce certain of Purdue’s U.S. patents related to Labopharm’s once-daily tramadol product, which received U.S. regulatory approval on December 30, 2008.  Payment of Labopharm’s share of litigation costs will be made through deductions from quarterly royalty payments made by Purdue to Labopharm on sales of Labopharm’s once-daily tramadol product, up to 50% of the amount of the royalty payment.  Any outstanding amount due Purdue at December 31, 2010 or thereafter, if any, for such litigation costs will be due immediately.  The increase in selling, general and administrative expenses was also the result of higher sales and marketing costs.

During the fourth quarter, the Company made an additional adjustment to the estimated fair value of its asset backed commercial paper (ABCP) investment and took an additional impairment charge of $0.2 million. The total impairment charge taken to date on the ABCP is $2.8 million. The initial ABCP investment was $5.6 million.

Net loss for the fourth quarter of fiscal 2008 was $14.7 million, or $0.26 per share, compared with $10.0 million, or $0.18 per share, for the fourth quarter of fiscal 2007.

Cash, cash equivalents and marketable securities at December 31, 2008 were $44.9 million, compared with $44.1 million at September 30, 2008. The cash, cash equivalents and marketable securities position at December 31, 2008 does not include the Company’s ABCP investment with an estimated fair value of $3.2 million that was reclassified as a long-term investment in the third quarter of 2007.  During the quarter, the Company drew down an additional US$5 million (Cdn$5.8 million) of its existing US$25 million term loan facility with Hercules Technology Growth Capital, Inc., bringing the total principal outstanding under the facility to US$20 million.

Twelve-Month Period Ended December 31, 2008

For fiscal 2008, revenue increased to $22.0 million from $19.0 million for fiscal 2007. Revenue from product sales increased to $13.2 million from $11.9 million for fiscal 2007.  The significant growth in in-market sales for fiscal 2008 compared to fiscal 2007 is not reflected in product sales due to a large portion of 2007 shipments being composed of initial launch quantities and some marketing partners having entered 2008 with high inventory levels that delayed follow on orders, resulting in lower sales volumes.  These were partially offset by higher average selling prices as a result of a more favourable product mix.

Adjusted gross margin (as a percentage of revenue from product sales) for fiscal 2008 increased to 56.9% from 50.4% for fiscal 2007.  Adjusted gross margin for fiscal 2008 excludes a write off of inventory of $255,000 and a 2007 royalty provision reversal of $105,000, while adjusted gross margin for fiscal 2007 excludes a $1.4 million provision for once-daily tramadol pre-launch inventory and related deposits to manufacturers, net of adjustments of $341,000 with respect to the reversal of previously recorded accounts payable.  The increase in adjusted gross margin was due primarily to lower packaging costs and higher average selling prices per tablet.

Licensing revenue for fiscal 2008 was $8.9 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol.  Licensing revenue for fiscal 2007 was $5.8 million.  The increase was primarily due to the recognition of the balance of the licensing payments previously received from Recordati as a result of the Company reacquiring the sales and marketing rights to its once-daily tramadol product in the United Kingdom.

Net loss for fiscal 2008 was $40.5 million, or $0.71 per share, compared with $36.6 million, or $0.64 per share, for fiscal 2007.  The increase in net loss was primarily the result of higher selling, general and administrative expenses related to the litigation costs due Purdue Pharma, as well as higher headcount and related compensation expenses and higher sales and marketing expenses.

Conference Call

Labopharm will host a conference call today (Thursday, February 26, 2009 at 8:30 a.m. ET) to discuss its fourth quarter and year end fiscal 2008 results. To access the conference call by telephone, dial 416-644-3416 or 1-800-732-9307.  Please connect approximately five minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until Thursday, March 5, 2009 at midnight.  To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21295388#.  A live audio webcast of the conference call will be available at www.labopharm.com.  Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally and its second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review by the FDA. The Company also has a robust pipeline of follow-on products in various stages of clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world  if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

Labopharm Inc.
CONSOLIDATED BALANCE SHEETS
[Thousands of Canadian dollars]

As at December 31,	$2008	$2007

ASSETS
Current
Cash and cash equivalents	8,373	17,173
Marketable securities	36,520	54,726
Accounts receivable	3,277	1,972
Research and development tax credits receivable	1,274	1,197
Income taxes receivable	474	161
Inventories	1,760	2,875
Prepaid expenses and other assets	641	1,460
Total current assets	52,319	79,564

Restricted long-term investments	141	1,277
Long-term investment	3,178	4,329
Property, plant and equipment	10,213	10,800
Intangible assets	3,855	3,453
Future income tax assets	145	116
	69,851	99,539

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	13,134	8,719
Current portion of deferred revenue	4,768	4,325
Current portion of obligations under capital leases	271	203
Current portion of long-term debt	3,378	-
Total current liabilities	21,551	13,247
Deferred revenue	9,094	17,083
Obligations under capital leases	5,342	5,613
Long-term debt	20,265	13,647
Total liabilities	56,252	49,590

Shareholders’ equity
Share capital
Common shares, no par value, unlimited authorized shares, 56,826,063 and 56,817,963 issued as at December 31, 2008 and 2007, respectively	241,967	241,955
Warrants	751	541
Contributed surplus	14,937	12,527
Deficit	(245,451)	(205,024)
Accumulated other comprehensive income (loss)	1,395	(50)
Total shareholders’ equity	13,599	49,949
	69,851	99,539

CONSOLIDATED STATEMENTS OF OPERATIONS
[Thousands of Canadian dollars, except share and per share amounts]

For periods of :	Three months ended		Twelve months ended
	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007
	$	$	$	$

REVENUE
Product sales	3,278	1,576	13,158	11,935
Licensing	1,155	1,060	8,856	5,846
Research and development collaborations	-	-	-	1,217
	4,433	2,636	22,014	18,998

EXPENSES
Cost of goods sold (excluding amortization)	1,429	500	5,818	7,216
Research and development expenses, net	5,187	6,287	23,451	23,583
Selling, general and administrative expenses	10,630	4,495	26,396	20,335
Financial expenses	980	457	3,133	1,931
Impairment loss on long-term investment	200	600	1,291	1,474
Depreciation and amortization	565	492	2,150	1,974
Interest income	(320)	(771)	(1,874)	(3,478)
Foreign exchange loss (gain)	2,039	(243)	2,235	37
	20,710	11,817	62,600	53,072
Loss before income taxes	(16,277)	(9,181)	(40,586)	(34,074)
Income tax expense (recovery)	(1,559)	855	(59)	2,501
Net loss for the period	(14,718)	(10,036)	(40,527)	(36,575)

Net loss per share - basic and diluted	(0.26)	(0.18)	(0.71)	(0.64)

Weighted average number of common shares outstanding	56,826,063	56,817,963	56,822,506	56,801,196

CONSOLIDATED STATEMENTS OF CASH FLOWS
[Thousands of Canadian dollars]

For periods of :	Three months ended		Twelve months ended
	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007
	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(14,718)	(10,036)	(40,527)	(36,575)
Items not affecting cash :
Depreciation of property, plant and equipment	451	425	1,837	1,729
Amortization of intangible assets	114	67	313	245
Amortization of premiums and discounts on marketable securities	20	48	53	255
Impairment loss on long-term investment	200	600	1,291	1,474
Non-cash financial expenses	135	24	423	131
Unrealized foreign exchange loss (gain)	1,682	(238)	2,068	44
Future income taxes	-	82	-	18
Stock-based compensation	433	679	2,414	4,252
	(11,683)	(8,349)	(32,128)	(28,427)
Net change in non-cash items	4,198	133	(1,708)	1,249
	(7,485)	(8,216)	(33,836)	(27,178)

INVESTING ACTIVITIES
Acquisition of marketable securities	(9,728)	(8,086)	(50,243)	(73,066)
Proceeds from disposals of marketable securities	3,234	9,887	3,234	13,385
Proceeds from maturities of marketable securities	-	4,085	67,019	85,961
Acquisition of restricted long-term investment	-	-	(45)	-
Acquisition of property, plant and equipment	(34)	(252)	(1,378)	(1,852)
Acquisition of intangible assets	(306)	(36)	(715)	(493)
	(6,834)	5,598	17,872	23,935

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(65)	(25)	(203)	(96)
Proceeds from issuance of common shares	-	-	8	225
Repayment of long-term debt	-	(3,916)	-	(6,977)
Proceeds from issuance of long-term debt	5,647	14,117	5,647	14,117
Proceeds from issuance of warrants	190	541	190	541
Transaction costs	-	(25)	(118)	(25)
	5,772	10,692	5,524	7,785

Foreign exchange gain (loss) on cash held in foreign currencies	1,192	30	1,640	(1,091)
Net increase (decrease) in cash and cash equivalent during the period	(7,355)	8,104	(8,800)	3,451
Cash and cash equivalents, beginning of period	15,728	9,069	17,173	13,722
Cash and cash equivalents, end of period	8,373	17,173	8,373	17,173
Supplemental cash flow information:
Interest paid	696	655	2,473	1,762
Income taxes paid (received)	-	52	267	(850)

For more information, please contact:

At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com